EXHIBIT 99.1
                                                                    ------------

NEWS RELEASE
------------

VIKING ENERGY ROYALTY TRUST ANNOUNCES SECOND QUARTER 2004 RESULTS
-----------------------------------------------------------------

CALGARY, AUGUST 11, 2004 - (VKR.UN) Viking Energy Royalty Trust announces its results for the second quarter of 2004.

SECOND QUARTER HIGHLIGHTS

    o   Significant progress streamlining organization during Second Quarter.

    o Recruitment of senior management team completed with the appointment of John Zahary as President & CEO, Bob Fotheringham as Vice President, Finance & CFO and Rob Morgan as Vice President, Operations & Corporate Development.

    o Viking's balance sheet strengthened with the issue of $55 million of equity and confirmation of $170 million of credit facilities through June 2005.

    o Introduced the Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan to enhance Unitholders' reinvestment options.

    o Strong commodity prices enhance Viking's cash flow with less than 15% of its Second Quarter production hedged and less than 5% hedged for balance of 2004.

    o The Second Quarter's Cash Flow From Operations in 2004 totaled $29.7 million ($0.30 per Trust Unit) compared to $29.7 million ($0.34 per Trust Unit) in 2003.

    o Distributions of $0.08 per month maintained in 2004 representing a year-to-date payout ratio of 83% and 79% for the Second Quarter.

FINANCIAL AND OPERATIONAL HIGHLIGHTS
(000'S, EXCEPT PER UNIT AND PER BOE AMOUNTS)     THREE MONTHS ENDED        SIX MONTHS ENDED
                                                       JUNE 30                  JUNE 30
--------------------------------------------------------------------------------------------
                                                   2004      2003          2004        2003
--------------------------------------------------------------------------------------------
FINANCIAL(1)                                    $62,547   $61,425      $121,745    $115,843

Revenue before royalties
--------------------------------------------------------------------------------------------
Cash Flow From Operations (1&2)                 $29,681   $29,667       $56,444     $58,279
--------------------------------------------------------------------------------------------
           - on a per Trust Unit basis            $0.30     $0.34         $0.58       $0.77
--------------------------------------------------------------------------------------------
Cash Distributions (3)                          $23,430   $30,925       $46,763     $52,754
--------------------------------------------------------------------------------------------
           - on a per Trust Unit basis            $0.24     $0.36         $0.48       $0.70
--------------------------------------------------------------------------------------------
Bank Loans                                                             $119,528    $143,624
--------------------------------------------------------------------------------------------
OPERATIONAL

Average Daily Production
--------------------------------------------------------------------------------------------
     Oil (b/d)                                    9,666    11,681        10,011      10,384
--------------------------------------------------------------------------------------------
     Natural Gas (Mcf/d)                         34,312    40,392        34,960      36,831
--------------------------------------------------------------------------------------------
     Liquids (b/d)                                  428       537           447         457
--------------------------------------------------------------------------------------------
     Total (BOE/d at 6:1)                        15,812    18,950        16,285      16,979
--------------------------------------------------------------------------------------------
Average Prices, before hedging
--------------------------------------------------------------------------------------------
     Crude Oil ($/bbl)                           $44.04    $34.34        $41.48      $38.87
--------------------------------------------------------------------------------------------
     Natural Gas ($/Mcf)                          $7.11     $6.93         $6.76       $7.46
--------------------------------------------------------------------------------------------
     Liquids ($/bbl)                             $37.07    $36.37        $36.40      $36.23
--------------------------------------------------------------------------------------------
     Oil Equivalent ($/BOE)                      $43.34    $36.97        $41.01      $40.92
--------------------------------------------------------------------------------------------
Unitholder Netback per BOE                       $20.61    $17.06        $18.93      $18.80
--------------------------------------------------------------------------------------------

(1) After adjusting for change in accounting policies for Convertible Debentures, Asset Retirement Obligations and commodity price risk management activities.
(2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital. Refer to the accompanying Management Discussion and Analysis.
(3)  Declared distributions if Unit held throughout the period.

PRESIDENT'S MESSAGE TO UNITHOLDERS

This quarterly report provides my first opportunity since joining Viking to update all Unitholders on our progress toward building a more competitive organization. We recognize the need for Viking to deliver more attractive returns relative to our peer group. To that end, I am very pleased with the progress we have made to date in building the kind of organization that can deliver superior returns. The second quarter of 2004 was very active with changes made in a number of areas. We are beginning to see the positive impact of these changes, and I am confident that we will quickly be able to deliver improved performance in the quarters ahead.

We have developed and are implementing a strategy for Viking that we believe will deliver superior returns. Some of the components of this strategy include:

o Increased efficiencies in Viking's operations and administration. We are examining all of our costs as we improve efficiency and have set a goal to reduce both our operating expenses and our general and administrative costs by $0.50 per BOE by year-end.

o Effective development of the full potential of our assets. With the strong technical staff we have built, we are identifying opportunities in and around our assets to capture the full potential of the assets. Although capital spending has been limited in the first half of the year, we are now moving forward with low risk, value-adding investments.

o Improved focus in our activities is necessary to deliver efficiency and effectiveness. To achieve better focus, we have been looking at rationalizing and consolidating our asset base. One transaction was completed early in the third quarter and a number of other opportunities are being evaluated. As well, we continue to look for acquisition opportunities that create value for Unitholders.

During this quarter, a number of organizational and administrative changes were made. Our management team was strengthened with the additions of Bob Fotheringham as Vice President, Finance and Chief Financial Officer on June 2, 2004 and Rob Morgan as Vice President, Operations and Corporate Development on June 21, 2004. Additional key appointments were made elsewhere in the organization. As well, we have revised our trust indenture with the support of Unitholders to remove competitive disadvantages, and we implemented a new long-term incentive program to better align the interests of management with Unitholders.

FINANCIAL

During the quarter, we implemented an enhanced distribution reinvestment and optional trust unit purchase plan effective with the July distribution that will increase distributions to Unitholders who elect participation and provide Viking with an efficient source of funds for ongoing investment. We also announced on June 17, 2004 a bought-deal equity issue which raised gross proceeds of $54.72 million. The funds were used to strengthen our balance sheet and will provide us with the financial flexibility for future investments and acquisitions.

OPERATIONS

We are moving forward with volume-adding opportunities and cost reduction initiatives. While field activity levels in the second quarter were impacted by the wet spring weather in many of our operating areas, we had a successful quarter improving our operations in some of our key areas. At Bashaw, facility upgrades at the central processing facility will result in increased operating efficiencies and cost savings. At Neutral Hills, positive results from a Dina oil well drilled in the first quarter has led to a six well follow-up program that will be initiated early in the third quarter. At Bellshill Lake, Viking participated in facility upgrades that will reduce the overall cost of diluent required to move oil to market, resulting in payout of the investment in less than eight months.

CAPITAL SPENDING

Our capital spending program has been delayed in 2004 with the focus on improving the organization in other areas. This has contributed to lower production and higher operating costs in the second quarter. We remain confident, however, that we can deliver production within our previous guidance range of 16,000 to 16,500 BOE/d with the original $30 million capital budget projected earlier in the year. This guidance assumes no net contribution from asset acquisitions or divestments made by the organization.

ASSET MANAGEMENT

In an effort to improve focus and efficiency, we completed the disposition of properties producing 250 BOE/d for a total consideration of approximately $16 million subsequent to the end of the quarter. These funds will be redeployed into assets in our core areas of operation. We purchased a number of very small interests around our assets and evaluated a number of larger acquisition opportunities. While we did not complete any larger acquisitions, we maintain our commitment to finding and executing acquisition opportunities that enhance Unitholder value by leveraging off the strengths of the organization. We are confident that we will find and execute value-adding acquisitions in the quarters ahead.

As you can see, it has been an active quarter as we move forward with plans to improve the performance of the organization. During this quarter, we benefited from the strong commodity prices which resulted in cash flow from operations of $29.7 million or $0.30 per unit. We continue to benefit from the strong oil prices and the relatively small amount of commodity price hedging. Distributions during the second quarter of 2004 totaled $0.24 per unit which represents 79% of cash flow from operations and an annualized yield of 16% for the quarter based on the quarter ending unit price. We have announced distributions of $0.08 per unit for the third quarter and expect to be able to continue distributions at this rate through the end of the year.

We appreciate and value the patience of Unitholders as we improve the performance of the organization. We look forward to rewarding Unitholders for their support.



John Zahary
President and CEO

August 11, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") is dated August 10, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements of Viking Energy Royalty Trust ("Viking") for the three and six months ended June 30, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

In this MD&A, the term Cash Flow From Operations, including on a per Trust Unit basis, is used and these terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore they may not be comparable with the calculation of similar measures for other entities. Cash Flow From Operations as presented is not intended to represent operating profits nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations is used by management to analyze operating performance, leverage and liquidity. All references to Cash Flow From Operations throughout this MD&A are based on cash flow from operating activities before Asset Retirement expenditures and changes in non-cash working capital.

ADVISORY - This Management Discussion and Analysis ("MD&A") highlights significant business results and statistics from the Viking Energy Royalty Trust's financial statements for the three and six months ended June 30, 2004 and the accompanying notes thereto. In the interest of providing its Unitholders and potential investors with information regarding Viking, including management's assessment of its future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this MD&A include, but are not limited to, production volumes, operating and transportation costs, commodity price risk management activities, administrative costs, Cash Flow From Operations, capital spending, access to credit facilities and equity capital markets. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward looking statements. Forward looking statements often contain terms such as "may", "will", "should", "anticipate", "expects", and similar expressions. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ACCOUNTING CHANGES

Viking's financial statements for 2004 include a number of changes in accounting policies as a result of new accounting recommendations of the Canadian Institute of Chartered Accountants (the "CICA") which Viking has adopted. While the changes relating to Asset Retirement Obligations and Convertible Debentures have been applied retroactively, Viking's change in accounting for Hedging Relationships has been applied prospectively effective January 1, 2004. The prospective implementation of this change may impact the comparability of Viking's financial results. See Note 2 to the interim financial statements for a full description of these changes.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, Viking retroactively adopted the CICA Handbook recommendation for its accounting of Asset Retirement Obligations. This accounting standard requires that Viking estimate its total future asset retirement obligation based on its ownership interest in its wells and facilities, the estimated cost to abandon and reclaim the wells and facilities as well as the estimated timing of such costs to be incurred in future periods. On a retroactive basis, Viking has recorded the present value of its asset retirement obligations as a liability in the period that they were incurred with a corresponding amount added to the accumulated cost of property, plant and equipment. In future periods, Viking's statement of income will include an incremental depletion charge in respect of its asset retirement obligations determined on the same basis as the underlying asset plus an incremental charge to reflect an accretion of the discounting applied to the amount recorded as its asset retirement obligation. As reclamation costs are incurred, they will be charged against the asset retirement obligation with any difference between the related liability and actual amount incurred recognized as a gain (or loss) in the statement of income. Prior to the adoption of the new accounting standard, Viking had provided for its future site reclamation and restoration costs by accruing a charge using the unit-of-production method over the estimated life of the underlying petroleum and natural gas properties with actual costs charged to the accumulated provision as incurred.

CONVERTIBLE DEBENTURES

During the Second Quarter of 2004, Viking retroactively adopted revisions to the CICA Handbook recommendations to its accounting for convertible debentures, a financial instrument that may be settled at the issuer's option in cash or its own equity instruments. The revised accounting standard requires that such financial instruments be classified as a liability with the related interest costs expensed as incurred with the issue costs amortized over the term of the financial instrument. In addition, a portion of the financial instrument relating to the conversion feature will be classified as an equity component resulting in the carrying value of the financial instrument being less than its face value. The revised standard applies to Viking's 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") issued on January 15, 2003. This change in accounting results in a reduction to Viking's Unitholders' Capital account offset by a liability and a deferred charge as well as the expensing of interest charges through the statement of income rather than being charged directly to the Accumulated Unitholders' Distribution account.

HEDGE RELATIONSHIPS

Effective January 1, 2004, Viking prospectively adopted the CICA's Accounting Guideline 13 in its accounting of Hedging Relationships. This accounting standard establishes conditions in which hedge accounting may be applied. The primary impact of adopting this standard for Viking is that certain financial instruments used by Viking to mitigate the effect of changes in oil and natural gas prices no longer qualify for hedge accounting treatment. Accordingly, as commodity prices fluctuate throughout the term of these contracts, Viking will be required to re-evaluate the fair value of the contracts and reflect any changes in their fair value as a gain (or loss) in its statement of income for the period whether or not any gain or loss had been realized. Previously, Viking recorded gains and losses on such contracts only as they were realized.

OVERVIEW OF FINANCIAL PERFORMANCE

During the Second Quarter of 2004, Viking received a $10.3 million boost in revenues over the same period in the prior year as the West Texas Intermediate benchmark price averaged US$38.28 in the current year compared to US$28.91 in the prior year, a 32% increase in crude oil prices. Over the same period, natural gas prices for AECO deliveries increased marginally to $6.99 per mcf, a 2% or $0.17 per mcf increase. Offsetting the benefit of these favourable prices was a 17% shortfall in Viking's production volumes during the Second Quarter of 2004. With production shortfalls substantially offsetting the benefit of the crude oil price increases, Viking's Second Quarter revenues before losses on commodity price contracts remained essentially unchanged at approximately $62 million.

The Cash Flow From Operations totaled $29.7 million ($0.30 per unit) for the Second Quarter of 2004 essentially flat with the prior year while year-to-date Cash Flow From Operations of $56.4 million in 2004 compares to $58.3 million in 2003. After adjusting for the retroactive changes in accounting for asset retirement obligations and the interest on the Convertible Debentures, net income for the first six months aggregates to $28.1 million in 2004, including a $1.0 million charge for unrealized losses from commodity price hedging, compared to $34.0 million in the prior year.

During the first six months of 2004, Viking has maintained its monthly distributions to Unitholders at $0.08 per Trust Unit ($0.48 per unit year-to-date), representing 83% of Cash Flow From Operations, while funding $9.6 million of capital spending from undistributed Cash Flow From Operations and $2.3 million from its distribution reinvestment program. This compares with $52.8 million ($0.70 per Unit) distributed in 2003, representing 91% of Cash Flow From Operations, while capital spending totaled $12.8 million including $8 million of funding from credit facilities.

On June 17, 2004, Viking entered into an agreement with a syndicate of underwriters to issue 9 million Trust Units at a price of $5.70 per unit including an option to the underwriters for a further 600,000 Trust Units on the same terms. On July 9, 2004, Viking issued 9.6 million Trust Units and used the net proceeds of $51.7 million to reduce amounts outstanding on its credit facilities. After adjusting for this repayment, Viking's total debt (including its Convertible Debentures) represents 1.1 times its annualized Cash Flow From Operations with a total debt to enterprise value ratio of 18%.


SELECTED FINANCIAL INFORMATION

(000'S EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)       THREE MONTHS ENDED         SIX MONTHS ENDED
                                                              JUNE 30                  JUNE 30
----------------------------------------------------------------------------------------------------
                                                         2004         2003         2004        2003
----------------------------------------------------------------------------------------------------

Revenue before royalties (1)                          $62,547      $61,425     $121,745    $115,843
----------------------------------------------------------------------------------------------------
Cash Flow From Operations (1 & 2)                     $29,681      $29,667      $56,444     $58,279
----------------------------------------------------------------------------------------------------
           - per Trust Unit                             $0.30        $0.34        $0.58       $0.77
----------------------------------------------------------------------------------------------------
Net Income For the Period (1)                         $13,739      $19,530      $28,053     $34,038
----------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                  $0.14        $0.23        $0.29       $0.45
----------------------------------------------------------------------------------------------------
Cash Distributions (3)                                $23,430      $30,925      $46,763     $52,754
----------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                  $0.24        $0.36        $0.48       $0.70
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
Total Assets                                                                   $630,685    $813,009
----------------------------------------------------------------------------------------------------
Bank Loans                                                                     $119,528    $143,624
----------------------------------------------------------------------------------------------------
10.5% Convertible Debenture                                                     $73,705     $73,560
----------------------------------------------------------------------------------------------------
Unitholder Netback per BOE                             $20.61       $17.06       $18.93      $18.80
----------------------------------------------------------------------------------------------------

1) After adjusting for change in accounting policies for Convertible Debentures, Asset Retirement Obligations and commodity price risk management activities.
2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.
3)   Declared distributions if Unit held throughout the period.

The following summarizes the significant changes between the Second Quarter's Cash Flow From Operations in 2004 compared to the Second Quarter of 2003 as well as the First Quarter of 2004 (in $000):

---------------------------------------------------------------------------------------------------------
                                                                         First Quarter     Second Quarter
                                                                              2004              2003
---------------------------------------------------------------------------------------------------------
Cash Flow from Operations*                                                  $26,763            $29,667
Commodity Prices                                                              6,923             10,985
Production volumes                                                           (3,729)           (12,374)
Royalties                                                                      (860)              (122)
Realized hedging gains/losses                                                  (468)               905
Operating Expenses & Transportation                                            (276)               (58)
G&A                                                                             372               (440)
Severance                                                                       556                145
Interest, including interest on Convertible Debentures                          165                886
Capital and other taxes                                                         233                244
Other                                                                             2               (157)
--------------------------------------------------------------------------------------------------------
Cash Flow from Operations for the Three Months ended June 30, 2004          $29,681            $29,681
--------------------------------------------------------------------------------------------------------

* As adjusted to reflect the retroactive change in accounting for Asset Retirement Obligations and Convertible Debentures.

RESULTS OF OPERATIONS

PRODUCTION

Daily production for the three months ended June 30, 2004 averaged 15,812 BOE/d, a decrease of 6% from the 16,758 BOE/d averaged in the First Quarter of 2004 and a decrease of 17% from the 18,950 BOE/d averaged in the Second Quarter of 2003. The decrease relative to the First Quarter of 2004 can be attributed to spring break-up and a one-time upgrade to the Bashaw facilities as well as normal maintenance and production declines. Relative to the Second Quarter of 2003, the shortfall in 2004 is attributed to the high initial declines on new wells acquired by Viking in early 2003. For the six months ended June 30, 2004, Viking's production was 694 BOE/d short of volumes in 2003.

                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                              JUNE 30                JUNE 30
                                      ------------------------------------------
DAILY PRODUCTION VOLUME                    2004       2003       2004      2003
--------------------------------------------------------------------------------
                                          9,666     11,681     10,011    10,384
Crude oil (bbl/d)
--------------------------------------------------------------------------------
Natural gas (mcf/d)                      34,312     40,392     34,960    36,831
--------------------------------------------------------------------------------
Natural Gas Liquids (bbl/d)                 428        537        447       457
--------------------------------------------------------------------------------
Total Production (boe/d at 6:1)          15,812     18,950     16,285    16,979
--------------------------------------------------------------------------------

PRICING

For the three months ended June 30, 2004, Viking's realized price for crude oil of $44.04 represents a 13% increase over the $39.10 realized in the First Quarter of 2004, while natural gas prices of $7.11 were 11% higher as compared to the previous quarter. Compared to the commodity prices in 2003, Viking's realizations in the Second Quarter of 2004 are approximately 15% higher and essentially unchanged on a BOE basis for the first six months of 2004 with increases in oil prices offset by lower natural gas prices.

                                           THREE MONTHS ENDED   SIX MONTHS ENDED
                                                 JUNE 30             JUNE 30
                                         ---------------------------------------
AVERAGE SELLING PRICE (BEFORE HEDGING)       2004      2003       2004      2003
--------------------------------------------------------------------------------
                                           $44.04    $34.34     $41.48    $38.87
Crude oil ($/bbl)
--------------------------------------------------------------------------------
Natural gas ($/mcf)                         $7.11     $6.93      $6.76     $7.46
--------------------------------------------------------------------------------
Natural Gas Liquids ($/bbl)                $37.07    $36.37     $36.40    $36.23
--------------------------------------------------------------------------------
Average Price ($/boe)                      $43.34    $36.97     $41.01    $40.92
--------------------------------------------------------------------------------

COMMODITY PRICE RISK MANAGEMENT

Commencing on January 1, 2004, Viking adopted the CICA's Accounting Guideline 13 in its accounting for its commodity price risk management activities and as a result no longer includes its gains and/or losses on commodity price contracts in its revenues from oil and gas sales except for the amortization of unrealized gains on the mark-to-market value of contracts in place as at January 1, 2004. Accordingly, Viking's Second Quarter revenues includes amortization totalling $181,000 ($210,000 for 2004 year-to-date) in respect of the $416,000 of unrealized gains on January 1, 2004. Prior to January 1, 2004, only realized gains and/or losses were recorded as adjustments to Viking's revenues. For the six months ended June 30, 2003, Viking revenues were reduced by $10.0 million of realized losses from commodity price contracts ($2.4 million for the three months ended June 30, 2003). For details of both realized gains and/or losses as well as changes in the mark-to-market values accruing during 2004, see the discussion of Losses on Commodity Price Risk Management in 2004.

REVENUES

The following table provides a comparison of Viking's revenues in 2004 to revenues in the prior year including the isolation of the impact of losses on commodity price contracts in 2003 (in 2004, similar losses have been reclassified in the 2004 financial statements as described in Notes 2 and 4 to the interim consolidated financial statements):

                                                         THREE MONTHS ENDED       SIX MONTHS ENDED
                                                              JUNE 30                 JUNE 30
                                                   ------------------------------------------------
(IN 000'S)                                                2004       2003         2004        2003
---------------------------------------------------------------------------------------------------
Crude oil sales                                        $38,738    $36,499      $75,583     $73,059
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Natural gas sales                                       22,186     25,485       42,990      49,702
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Natural Gas Liquids sales and Other                      1,442      1,813        2,962       3,043
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Total Sales Revenue                                     62,366     63,797      121,535     125,804
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Commodity Price Risk Management (Non-cash
amortization in 2004; cash settlements in 2003)            181     (2,372)         210      (9,961)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Total Revenues                                         $62,547    $61,425     $121,745    $115,843
---------------------------------------------------------------------------------------------------

Crude oil sales revenues in the Second Quarter of 2004 were $2.2 million (6%) higher than in the prior year primarily due to a $9.70 per barrel increase in prices in 2004 resulting in $10.3 million increase in revenues. The benefit of this pricing increase was offset by an $8.1 million reduction attributed to the 2,015 b/d shortfall in production in 2004 as compared to 2003. Similarly, crude oil sales revenues for the year-to-date in 2004 were $2.5 million higher than in the prior year due to a $2.61 per barrel increase in prices accounting for a $4.9 million increase in revenues offset by a $2.4 million reduction in revenues attributed to a 373 b/d shortfall in production.

Natural gas sales revenues in the Second Quarter of 2004 were $3.3 million (13%) lower than in the prior year due to a 6,080 mcf/d decrease in production resulting in a $3.9 million drop in revenues offset somewhat with a $0.6 million increase in revenues attributed to a $0.18 per mcf increase in prices. Natural gas sales revenues for the year-to-date in 2004 were $6.7 million lower primarily due to a $0.70 per mcf drop in prices accounting for $4.4 million of the reduction with the balance attributed to a 1,871 mcf/d shortfall in production in 2004 as compared to 2003.

For the comparison of Viking's commodity price risk management activities in 2004 with 2003, see the discussion of Losses on Commodity Price Risk Management in 2004.

ROYALTIES

During the Second Quarter of 2004, royalties, as a percentage of revenue, were 17.3%, up slightly from the 16.8% in same period in 2003 and year-to-date, from 16.3% in 2003 to 17.1% in 2004. The year-to-date increase is related to the inclusion of six months of royalties charged on higher rate freehold properties acquired as part of the KeyWest Acquisition in February 2003.

                                                              THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                    JUNE 30                 JUNE 30
                                                          ---------------------------------------------
(IN 000'S)                                                     2004        2003        2004       2003
-------------------------------------------------------------------------------------------------------
Royalties on crude oil  and natural gas liquid sales         $5,983      $5,254     $12,058    $10,149
-------------------------------------------------------------------------------------------------------
Royalties on natural gas sales                                4,829       5,436       8,706     10,398
-------------------------------------------------------------------------------------------------------
Total Royalties                                             $10,812     $10,690     $20,764    $20,547
-------------------------------------------------------------------------------------------------------
As a % of crude oil and natural gas liquids sales             14.9%       13.7%       15.4%      13.3%
-------------------------------------------------------------------------------------------------------
As a % of natural gas sales                                   21.8%       21.3%       20.3%      20.9%
-------------------------------------------------------------------------------------------------------
As a % of total sales                                         17.3%       16.8%       17.1%      16.3%
-------------------------------------------------------------------------------------------------------

OPERATING EXPENSES

                                          THREE MONTHS ENDED    SIX MONTHS ENDED
                                                JUNE 30             JUNE 30
                                       -----------------------------------------
                                            2004      2003       2004      2003
--------------------------------------------------------------------------------
                                         $13,501   $13,440    $26,610   $24,439
Operating costs (in 000's)
--------------------------------------------------------------------------------
     - on a per BOE basis                  $9.38     $7.80      $8.98     $7.95
--------------------------------------------------------------------------------
                                            $551      $554     $1,218      $987
Transportation costs (in 000's)
--------------------------------------------------------------------------------

Total expenditures during the Second Quarter of 2004 were virtually unchanged from the prior year with a $1.58 increase in unit operating costs attributed to the 17% drop in production volumes from 18,950 boe/d in 2003 compared to 15,812 boe/d in 2004. The operating costs for the year-to-date in 2004 of $26.6 million are 9% higher than in the prior year primarily due to a full six months of the KeyWest operations being included in 2004 compared to only four months in 2003. The generally higher trend in unit operating costs for both the Second Quarter and the first six months of 2004 is primarily due to the natural declines of production without a material reduction in operating costs.

Effective January 1, 2004, Canadian reporting standards require that the cost of delivering products to their respective sales/title transfer points be separately disclosed. Accordingly, Viking has segregated the costs of delivering its natural gas to Alberta's natural gas sales hub, the AECO Storage Hub, as well as the cost of its trucking of crude oil to pipeline receipt points for 2004 and for comparative purposes, also 2003. Prior to January 1, 2004, the standard industry practices was to either net such costs against sales revenues or include them in operating costs. The majority of Viking's crude oil production is sold at the wellhead and involves no transportation liabilities and as a result its transportation costs are relatively small.

GENERAL AND ADMINISTRATIVE EXPENSES

                                           THREE MONTHS ENDED   SIX MONTHS ENDED
                                                 JUNE 30            JUNE 30
                                           -------------------------------------
                                              2004     2003      2004     2003
--------------------------------------------------------------------------------
                                            $2,775   $2,175    $5,922   $4,074
General and Administrative costs (in 000's)
--------------------------------------------------------------------------------
     - on a per BOE basis                    $1.93    $1.26     $2.00    $1.33
--------------------------------------------------------------------------------
                                              $196     $502    $1,188     $502
Severance costs (in 000's)
--------------------------------------------------------------------------------

Viking's year-to-date general and administrative costs in 2004 are $1.8 million higher than in 2003 primarily due to increased staff count, one-time costs related to the recruitment of Viking's new President and CEO as well as the increased cost of meetings held by the Board of Directors and its committees to fulfill their obligations during the change over of Viking's senior management and related professional fees. Viking's Second Quarter's costs in 2004 are $0.6 million higher primarily due to increased staffing.

As Viking completes its transition, one-time severance costs will be segregated from general and administrative expenditures of an ongoing nature.

INTEREST AND FINANCING CHARGES

                                                     THREE MONTHS ENDED      SIX MONTHS ENDED
                                                           JUNE 30               JUNE 30
                                                   ------------------------------------------
(IN 000'S)                                             2004      2003         2004      2003
---------------------------------------------------------------------------------------------
Interest on bank loan borrowings                     $1,167    $2,067       $2,495    $3,160
---------------------------------------------------------------------------------------------
Interest on Convertible Debentures                    1,938     1,969        3,879     3,588
---------------------------------------------------------------------------------------------
Amortization of deferred charges                        168       168          336       310
---------------------------------------------------------------------------------------------
Accretion of discount on Convertible Debentures          40        33           80        66
---------------------------------------------------------------------------------------------
                                                     $3,313    $4,237       $6,790    $7,124
Total interest expense
---------------------------------------------------------------------------------------------

Interest on Viking's bank borrowings is less in 2004 for both the three months ended June 30 and the year-to-date primarily due to a reduced level of borrowings coupled with slightly lower interest rates. The average level of borrowing during the Second Quarter of 2004 was approximately $43.6 million lower than in 2003 as a result of the $40 million equity offering in October 2003. Viking's borrowing in the first six months of 2003 were increased in conjunction with the KeyWest acquisition as well as the acquisition of the Alexis/Lea Park properties. During the first six months of 2004, Viking's average cost of borrowing was approximately 4% compared to 5% in the prior year.

Interest on Viking's Convertible Debentures is $31,000 lower for the three months ended June 30, 2004 than in the prior year due to conversions during the Second Quarter of 2003 while the year-to-date charges are $291,000 higher in 2004 compared to 2003 due to the Convertible Debentures being outstanding for 15 fewer days in 2003 with their issuance on January 15, 2003. The Convertible Debentures' issue costs of $3.4 million are being amortized on a straight line basis over their five year term while the amortization of their discounting (to reflect the equity component of the Convertible Debentures) follows an imputed present value methodology which weights the amortization more heavily in the later years.

CAPITAL AND OTHER TAXES

Viking is liable for the Large Corporations Tax on the capital base in its wholly-owned corporate subsidiaries and makes quarterly installments in respect of this liability. During the first six months of 2004, Viking paid $789,000 for both installments on its 2004 Large Corporations Tax liability as well as payments on filing its 2003 tax returns.

In an income fund/royalty trust structure, interest and royalty payments effectively transfer both the liability for current income taxes as well as future income taxes to the Viking Unitholders.

DEPLETION, DEPRECIATION AND ACCRETION

During the Second Quarter of 2004, Viking's charge for depletion, depreciation and accretion totaled $18.2 million representing a charge of $12.66 per barrel compared to $21.3 million and $12.38 per barrel in the prior year, respectively. For the six month period ended June 30, 2004, Viking's depletion, depreciation and accretion charge totaled $37.5 million ($12.65 per barrel) compared to $37.0 million and $12.03 per barrel in 2003. The charge is $3.1 million less in the Second Quarter of 2004 compared to the prior year due to reduced production during 2004. Viking's retroactive adoption of the new Asset Retirement Obligation accounting policy has added approximately $0.60 per barrel to the charge in both 2003 and 2004.

On February 26, 2003, Viking recorded $74.4 million of goodwill in the allocation of the KeyWest acquisition purchase price as the total purchase price exceeded the net identifiable assets and liabilities. The goodwill is not amortized but is subject to an annual impairment test. At June 30, 2004, there was no impairment of goodwill.

LOSSES ON COMMODITY PRICE RISK MANAGEMENT IN 2004

The following summarizes Viking's losses (and gains) from commodity price contracts in 2004:

                                          THREE MONTHS ENDED    SIX MONTHS ENDED
                                            JUNE 30, 2004         JUNE 30, 2004
                                         ---------------------------------------
(IN 000'S)
--------------------------------------------------------------------------------

CRUDE OIL PRICE
--------------------------------------------------------------------------------
     1,000 b/d with US$30.75 Ceiling            $1,460
--------------------------------------------------------------------------------
     2,500 b/d with US$31.94 Ceiling                                     $1,150
--------------------------------------------------------------------------------
NATURAL GAS PRICE
--------------------------------------------------------------------------------
     1,896 mcf/d with $6.33 Floor                   (4)
--------------------------------------------------------------------------------
     9,479 mcf/d with $6.61 Floor                                          (127)
--------------------------------------------------------------------------------
FOREIGN CURRENCY
--------------------------------------------------------------------------------
     25,500 US$/d at CAD$1.3213/US$1.00             57
--------------------------------------------------------------------------------
     40,000 US$/d at CAD$1.3282/US$1.00                                     (16)
--------------------------------------------------------------------------------
ELECTRICAL POWER
--------------------------------------------------------------------------------
     5 megawatts per hour @ 8.2 GJ/MWh             (46)                      (8)
--------------------------------------------------------------------------------
                                                $1,467                     $999
Total Realized Net Loss
--------------------------------------------------------------------------------

Compared to the $11.0 million benefit of improved commodity prices during the Second Quarter of 2004, Viking's has realized losses of $1.5 million ($1.02 per BOE) during the period resulting from its effort to reduce the downside fluctuations in commodity prices. Viking's year-to-date losses from commodity price contracts totals $2.5 million in 2004 compared to $10.0 million in the prior year.

Viking's strategy has been to sell "Calls" on production to offset the cost of "Floors" thereby collaring a specific price range with no initial cash cost. During the Second Quarter of 2004, Viking's commodity price contracts cover approximately 8% of its production. Viking's commodity price contract positions for the balance of 2004 represent approximately 5% of its anticipated future production.

As described in the changes to accounting policies, Viking's commodity price contracts do not qualify for hedge accounting and require mark-to-market adjustments at the end of each accounting period. At June 30, 2004, Viking had approximately $630,000 of unrealized losses as compared to $416,000 of unrecognized gains at January 1, 2004.

NET INCOME AND CASH FLOW FROM OPERATIONS

Viking's Net Income for the Second Quarter of 2004 totaled $13.7 million with Cash Flow From Operations aggregating to $29.7 million compared to Net Income of $19.5 million and Cash Flow From Operations of $29.7 million in the prior year. The $5.8 million reduction in Net Income in 2004 is the result of a $9.7 million reduction in the future income tax recovery partially offset by a $3.1 million reduction in depreciation, depreciation and accretion. While the year-to-date Cash Flow From Operations in 2004 of $56.4 million is slightly lower than the $58.3 million generated in 2003, the non-cash items in 2004 included $2.9 million reduction in future income tax recoveries, $1 million in unrealized losses on commodity price risk management and a $0.5 million increase in the depletion, depreciation and accretion charge resulting in Net Income in 2004 of $28.1 million compared to $34.0 million in the prior year.

NETBACK PRICINGS (1)
                                       THREE MONTHS ENDED      SIX MONTHS ENDED
                                             JUNE 30               JUNE 30
                                      ------------------------------------------
(PER BOE)                                2004       2003        2004       2003
--------------------------------------------------------------------------------
Sales                                  $43.34     $36.97      $41.01     $40.92
--------------------------------------------------------------------------------
Royalties                                7.51       6.20        7.01       6.69
--------------------------------------------------------------------------------
Operating Costs                          9.38       7.80        8.98       7.95
--------------------------------------------------------------------------------
Transportation                           0.38       0.32        0.41       0.32
--------------------------------------------------------------------------------
OPERATING NETBACK                       26.07      22.65       24.61      25.96
--------------------------------------------------------------------------------
Cash settlements on commodity
price contracts                          1.02       1.38        0.83       3.24
--------------------------------------------------------------------------------
General and administrative               1.93       1.26        2.00       1.33
--------------------------------------------------------------------------------
Severance and other                      0.14       0.29        0.40       0.16
--------------------------------------------------------------------------------
Interest on Bank Loans                   0.81       1.20        0.84       1.03
--------------------------------------------------------------------------------
Interest on Convertible Debentures       1.37       1.16        1.34       1.19
--------------------------------------------------------------------------------
Capital and other taxes                  0.19       0.30        0.27       0.21
--------------------------------------------------------------------------------
                                       $20.61     $17.06      $18.93     $18.80
Unitholder Netback
--------------------------------------------------------------------------------
(1) Certain key performance indicators and industry benchmarks as presented do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Unitholder Netbacks year-over-year have increased primarily due to improved commodity prices and a significant reduction in Viking's commodity price hedging activities. In addition, certain unit costs may increase as a direct result of changes in production volumes rather than changes is total expenditures.

CAPITAL EXPENDITURES
Viking's capital expenditures during the Second Quarter of 2004 totaled $5.0 million comprised of the following types of capital projects:

                                          THREE MONTHS ENDED    SIX MONTHS ENDED
                                             JUNE 30, 2004        JUNE 30, 2004
                                          --------------------------------------
(IN 000'S)
--------------------------------------------------------------------------------
Development Drilling                                $2,885               $5,935
--------------------------------------------------------------------------------
Capital workovers                                    1,343                2,497
--------------------------------------------------------------------------------
Gathering lines                                        156                1,456
--------------------------------------------------------------------------------
Facilities                                             840                3,140
--------------------------------------------------------------------------------
Other                                                 (250)                 350
--------------------------------------------------------------------------------
Total Capital Expenditures                           4,974               13,378
--------------------------------------------------------------------------------
Net proceeds from divestitures &
acquisitions                                            63               (1,458)
--------------------------------------------------------------------------------
Net Capital Spending                                $5,037              $11,920
--------------------------------------------------------------------------------

Second Quarter activity included the drilling of four wells (two oil wells, a gas well and one D&A) plus facility upgrades at Bashaw and Bellshill Lake. The facility upgrades are expected to increase the operating capacity of the facilities as well as result in future cost savings. Viking continues to project its capital spending for 2004 at $30 million including the drilling of a six well follow-up program at Neutral Hills following an initial success during the First Quarter of 2004.

During the first six months of 2004, Viking has a number of small dispositions and acquisitions as part of its ongoing asset rationalization program with net proceeds aggregating to $1.5 million.

ASSET ACQUISITIONS AND DIVESTITURES

In late June 2004, Viking received bids on its Carbon area and in early July concluded negotiations to sell these assets for proceeds of approximately $16 million, subject to closing adjustments. The Carbon area contributed approximately 250 b/d during the Second Quarter of 2004 resulting in the net proceeds representing a disposition of approximately $60,000 per flowing barrel.

ASSET RETIREMENT OBLIGATION

Effective January 1, 2004, Viking retroactively adopted its new accounting policy for "Asset Retirement Obligations." The effect of this change at December 31, 2003 was an increase of $28.7 million to Viking's previously recorded future site restoration liability of $6.2 million to reflect a discounted estimate of its future Asset Retirement Obligations. During the first six months of 2004, Viking has increased the liability by $1.5 million to reflect a reduction to the discounting with an offset increase to its depletion, depreciation and accretion charge. Viking incurred $338,000 of related expenditures during the first six months of 2004 and has credited these payments against the liability. The implementation of this standard has not impacted Viking's Cash Flow From Operations.

LIQUIDITY AND CAPITAL RESOURCES

At the end of June 2004, Viking had total bank borrowings of $119.5 million virtually unchanged from December 31, 2003. During the first half of 2004, Viking distributed $46.8 million of its Cash Flow From Operations and invested the residual as well as the net proceeds from asset dispositions in its capital spending program. This represents a year-to-date payout ratio of 83%.

On July 7, 2004, Viking received regulatory approval for its Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan which allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of their average market price, as defined. Following the announcement of the enhanced plan, Unitholders representing over 37.5 million Trust Units elected to participate in the Premium Distribution which will result in Viking raising over $3 million of equity related to the July 2004 distribution. Should our current level of participation continue, Viking could raise in excess of $36 million of additional equity annually.

On July 9, 2004, Viking issued 9.6 million Trust Units for net proceeds of $51.7 million with the net proceeds used initially to repay bank borrowings. Subsequent to this equity offering, Viking's bank debt totaled approximately $67.8 million, representing approximately six months of Cash Flow From Operations based on its Second Quarter's financial performance, while its total debt, including the Convertible Debentures, totals $142.1 million and 1.1 times annualized Cash Flow From Operations.

On July 17, 2004, Viking and its banking syndicate agreed to amend its credit agreement with the Conversion Date changed to June 16, 2005 and the Borrowing Base Limit established at $170 million. Viking's cost of borrowing remains unchanged and the loans continue to be secured by Viking's assets. After its equity issue of July 9, 2004, Viking has over $100 million of unused credit facilities.

Viking's 2004 capital program remains unchanged at $30 million with $13.4 million spent in the first half of 2004. Viking anticipates that the residual $16 million of capital spending in 2004 will be funded by some combination of proceeds from its Premium Distribution and Distribution Reinvestment Program and the excess of Cash Flow From Operations over distributions.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Viking has contractual obligations entered into during the normal course of operation including the leasing of assets, operating agreements, transportation commitments and sales commitments. These commitments were disclosed in Viking's annual MD&A at December 31, 2003. There have not been any significant changes in these obligations.

OFF BALANCE SHEET ARRANGEMENTS

As discussed in Commodity Price Risk Management, Viking enters into commodity price contracts from time to time to manage its exposure to fluctuating commodity prices. As discussed in Note 2 to the consolidated financial statements, these contracts were disclosed in 2003 and subsequently, to the extent these contracts remained outstanding, their mark-to-market value (or deficiency) has been recorded on the balance sheet with changes reflected in the statement of earnings.

In addition, Viking enters into lease agreements all of which are operating leases with the related costs expensed as an operating or general and administrative expense. Viking has not entered into any guarantee or off balance sheet arrangements that would adversely impact its financial position or results of operations.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Except for its recent recommendations with respect to Asset Retirement Obligations, accounting for financial instruments that may be settled at the issuers' option in cash or its own equity instruments and accounting for Hedging Relationships, the Canadian Institute of Chartered Accountants ("CICA") has not issued any new accounting pronouncements that will affect Viking.

CRITICAL ACCOUNTING ESTIMATES
In the preparation of Viking's interim financial statements, management must use estimates based on the best information available at the reporting date. Viking's management has designed internal controls and reporting processes to provide assurance for users of its financial information as to their accuracy and completeness. Financial results incorporate estimates on the following items:

o Depletion, depreciation and accretion are based on estimates of oil and gas reserves. The risks associated with reserve recovery and estimation are disclosed in more detail in Viking's annual MD&A for the year ended December 31, 2003.
o    Estimated fair values of commodity price hedging contracts.
o Estimated value of asset retirement obligations that are dependent upon the timing and future costs of related expenditures.

CASH FLOW FROM OPERATIONS SENSITIVITIES

The following summarizes the annualized sensitivities of Viking's Cash Flow From Operations to key factors in its business.

                                                    CHANGE   IMPACT ON CASH FLOW
                                                                 FROM OPERATIONS
--------------------------------------------------------------------------------
WTI oil price ($US/bbl)                              $1.00          $0.03 / Unit
CAD/USD exchange rate                                $0.01          $0.02 / Unit
AECO daily natural gas price                         $0.50          $0.05 / Unit
Interest rate on outstanding debt                     1.0%          $0.01 / Unit
Crude Oil & Natural Gas Liquids production (bbl/d)     500          $0.08 / Unit
Natural gas production (mcf/d)                       1,000          $0.03 / Unit
Operating Expenses (per BOE)                         $0.25          $0.01 / Unit
--------------------------------------------------------------------------------

OUTLOOK

Viking has announced monthly distributions of $0.08 per Trust Unit through the end of the Third Quarter and provided that commodity prices continue to be strong, monthly distributions of $0.08 per Trust Unit are anticipated to continue. In the future, Viking anticipates its level of distributions will represent between 70% and 90% of Cash Flow From Operations.

Production expectations for the remainder of the year remain unchanged from earlier guidance with Viking's 2004 annual average daily production ranging between 16,000 and 16,500 BOE/d with its year end exit volumes close to mid-range. Viking expects operating costs to average somewhat less than $9.00 per BOE for 2004 with its administrative costs expected to average $1.75 per BOE with costs continuing to decline thereafter.

Viking's current level of commodity price hedging, approximately 800 BOE/d for the Third and Fourth Quarter, is likely to remain substantially unchanged in the near future. Viking will consider increasing its commodity price hedging activity should market conditions or its financial flexibility change or in conjunction with a significant acquisition.

Viking's guidance on net capital spending in 2004 remains unchanged at $30 million. However, the proceeds of $16 million from the pending sale of the Carbon area will provide Viking with more flexibility to acquire incremental interests in other producing areas or increase capital spending on its existing portfolio of assets. Opportunities to sell assets, such as Carbon at approximately $60,000 per flowing barrel, will also be pursued on a selective basis. This active asset management will maximize the long term value of Viking's asset base for the benefit of its Unitholders and increase the focus of the organization on Viking's existing asset base.

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS (UNAUDITED) (IN THOUSANDS OF DOLLARS EXCEPT NUMBER OF TRUST UNITS AND PER UNIT AMOUNTS)

                                                                 THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                       JUNE 30                         JUNE 30
                                                                 2004            2003           2004             2003
------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                    RESTATED (SEE                  RESTATED (SEE
                                                                                 NOTE 2)                        NOTE 2)
     Oil and natural gas                                        $62,547          $61,425      $121,745         $115,843
     Royalties                                                  (10,812)         (10,690)      (20,764)         (20,547)
------------------------------------------------------------------------------------------------------------------------
                                                                 51,735           50,735       100,981           95,296
------------------------------------------------------------------------------------------------------------------------

EXPENSES
     Operating                                                   13,501           13,440        26,610           24,439
      Transportation                                                551              554         1,218              987
     General and administrative                                   2,775            2,175         5,922            4,074
     Severance and other expenses                                   196              502         1,188              502
     Interest and financing charges (Note 2(b))                   3,313            4,237         6,790            7,124
     Capital and other taxes                                        278              522           789              635
     Depletion, depreciation and accretion                       18,222           21,340        37,495           36,989
      Losses on commodity price contracts (Note 4)
          Cash settlements                                        1,467            -             2,466            -
          Unrealized (gains) losses                                (455)           -               993            -
     Future income tax recovery                                  (1,852)         (11,565)      (10,543)         (13,492)
------------------------------------------------------------------------------------------------------------------------
                                                                 37,996           31,205        72,928           61,258
------------------------------------------------------------------------------------------------------------------------
                                                                 13,739           19,530        28,053           34,038
NET INCOME FOR THE PERIOD
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS (DEFICIT)
 Opening balance - as previously reported                         1,077           48,523        (2,043)          43,052
 Retroactive changes in accounting policies (Note 2)
      Reclassification of Convertible Debentures                (10,446)          (1,794)       (8,299)           -
      Accounting for Asset Retirement Obligation                  1,271              632       (12,070)         (10,199)
------------------------------------------------------------------------------------------------------------------------
 Opening balance - as restated                                   (8,098)          47,361       (22,412)          32,853
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS - CLOSING BALANCE                           $5,641          $66,891        $5,641          $66,891
========================================================================================================================

NET INCOME PER TRUST UNIT
      Basic and Diluted                                         $0.14            $0.23         $0.29            $0.45

WEIGHTED AVERAGE NUMBER OF TRUST UNITS
      Basic                                                  97,455,597       86,008,018    97,422,543       75,471,702
      Diluted                                                97,509,407       86,040,344    97,565,231       75,518,171

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)

                                                                                  JUNE 30     December 31
                                                                                     2004            2003
----------------------------------------------------------------------------------------------------------
ASSETS                                                                                            RESTATED
                                                                                              (SEE NOTE 2)
Current Assets
     Accounts receivable                                                         $ 27,806         $ 32,278
     Prepaid expenses                                                               3,196            2,662
-----------------------------------------------------------------------------------------------------------
                                                                                   31,002           34,940
-----------------------------------------------------------------------------------------------------------

Property, Plant and Equipment  (Notes 2(a) & 3)                                   518,029          542,137
Reclamation fund                                                                    4,823            4,230
Goodwill                                                                           74,433           74,433
Deferred Financing Charges, net of amortization (Note 2(b))                         2,398            2,734
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $630,685        $ 658,474
-----------------------------------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
     Accounts payable                                                            $ 27,691         $ 32,985
     Unitholder and debenture distributions payable                                11,041           11,062
     Due to Related Party - Trust Unit portion                                          -              180
     Current portion of Bank Loans                                                  9,961            9,952
     Mark-to-Market deficiency of commodity price contracts (Note 4)                  630                -
      Deferred commodity price hedging gain, net of amortization (Note 2(c))          206                -
-----------------------------------------------------------------------------------------------------------
                                                                                   49,529           54,179

Bank Loan                                                                         109,567          109,484
10.5% Convertible Unsecured Subordinated Debentures (Notes 2(b) & 5)               73,705           73,625
Future Income Taxes                                                                38,486           49,030
Asset Retirement Obligation  (Notes 2(a) and 6)                                    36,065           34,935
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                 307,352          321,253
-----------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Conversion Feature of 10.5% Convertible Unsecured Subordinated Debentures             804              804
(Notes 2(b) & 5)
Unitholders' Capital  (Note 7)                                                    708,835          704,013
Accumulated Earnings (Deficit)                                                      5,641          (22,412)
Accumulated Unitholder Distributions                                             (391,947)        (345,184)

-----------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                         323,333          337,221
-----------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                        $630,685        $ 658,474
-----------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)

                                                                         THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                              JUNE 30                        JUNE 30
                                                                        2004           2003           2004             2003
-------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                                                  RESTATED                        RESTATED
                                                                                  (SEE NOTE 2)                    (SEE NOTE 2)
Net income                                                            $13,739         $ 19,530      $ 28,053          $ 34,038
Add items not involving cash:
Depletion, depreciation and accretion                                  18,222           21,340        37,495            36,989
Future income tax recovery                                             (1,852)         (11,565)      (10,543)          (13,492)
Costs settled with issuance of Trust Units                                -                161           240               368
Unrealized (gains) losses in Mark-to-Market value of commodity           (455)             -             993               -
price hedging contracts
Amortization of Issue Costs and Accretion of Discount                     208              201           416               376
on 10.5% Convertible Unsecured Subordinated Debentures
Amortization of deferred commodity price hedging gain                    (181)             -            (210)              -
-------------------------------------------------------------------------------------------------------------------------------
Cash Flow From Operations                                              29,681           29,667        56,444            58,279
Asset Retirement expenditures                                            (204)            (153)         (338)             (208)
Changes in working capital                                              2,478            8,010          (181)           (3,323)
-------------------------------------------------------------------------------------------------------------------------------
                                                                       31,955           37,524        55,925            54,748
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of Trust Units, net of issue costs                                35           48,105           768            48,891
Issuance of 10.5% Convertible Unsecured Subordinated                      -                -             -              71,617
Debentures, net of issue costs
Unitholder Distributions                                              (21,369)         (28,096)      (43,054)          (45,755)
Bank Loan advances (repayments)                                        (2,276)         (24,789)           92           (20,280)
-------------------------------------------------------------------------------------------------------------------------------
                                                                      (23,610)          (4,780)      (42,194)           54,473
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation                                 -               (438)          -             (72,641)
Due to related party - cash portion and internalization
costs                                                                     -                 (3)          -              (2,853)
Disposal (Acquisition) of oil & gas properties                            (63)         (23,654)        1,458           (22,259)
Capital expenditures                                                   (4,974)          (8,245)      (13,378)          (12,595)
Change in non-cash working capital                                     (3,308)            (404)       (1,811)            1,127
-------------------------------------------------------------------------------------------------------------------------------
                                                                       (8,345)         (32,744)      (13,731)         (109,221)
-------------------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                          $ -            $   -           $ -             $   -
===============================================================================================================================

Interest paid on 10.5% Convertible Unsecured Subordinated               $ -                $16        $3,974               $16
Debentures during the period
Interest paid on bank loans during the period                          $1,115           $2,287        $2,398            $3,501
Capital and Other Taxes paid during the period                           $262             $326          $643              $471

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2004
                                   (UNAUDITED)
          (tabular amounts are in thousands of dollars except number of
                        Trust Units and per unit amounts)

1.       ACCOUNTING POLICIES

These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2003 after giving retroactive effect to a change in accounting for Asset Retirement Obligations and financial instruments that may be settled at the issuer's option in cash of its own equity instruments as described in Note 2. In addition, the accounting for commodity price hedging activity has been changed prospectively with an effective date of January 1, 2004 also as described in
Note 2. The disclosures provided in these interim consolidated financial statements are incremental to those included in the audited consolidated financial statements for the year ended December 31, 2003 and do not include all the disclosures required to conform to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 2003 annual report of Viking Energy Royalty Trust ("Viking").

DEFERRED FINANCIAL CHARGES

The issue costs related to Viking's issue of 10.5% Convertible Unsecured Subordinated Debentures have been deferred and are being amortized over the five year term of the debentures.

ASSET RETIREMENT OBLIGATIONS

Viking recognizes the fair value of the liability for its asset retirement obligation ("ARO") in the period that it is incurred, if it can be reasonably estimated. When initially recorded, the liability is added to the related capital assets, and is depleted in the same manner as the related capital assets, thereby increasing the depletion, depreciation and accretion expense. The liability is increased each period through an accretion expense to recognize a reduced discounting of the liability. Actual costs incurred to settle an ARO are charged against the liability. Upon settlement of a liability, any differences in the liability recorded and actual costs incurred are recognized as a gain or loss in the period and included in the statement of income.

FINANCIAL INSTRUMENTS

Viking recognizes the fair value of financial instruments on its balance sheet with changes in the fair value recognized as unrealized gains or losses during the periods in which changes occur. Gains and losses realized on financial instruments are recorded in the same period to which the respective contracts relate. Upon implementation of this accounting policy, unrealized gains were reflected as deferred with the amount amortized to income over the life of the respective contracts.

2.       ACCOUNTING POLICY CHANGES

(A)  ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, Viking changed its accounting policy in respect of "Asset Retirement Obligations" and adopted the new policy, as described in Note 1, on a retroactive basis. Prior to this change, Viking provided for its estimated future site restoration and abandonment costs based on the unit-of-production method and proved reserves. The opening balance of Viking's Accumulated Earnings (Deficit) reported in its interim consolidated financial statements for the three months ended March 31, 2004 have been reduced by $1,271,000 to properly reflect this change in accounting policy.

The retroactive adoption of this new accounting policy for Asset Retirement Obligations has resulted in the following changes to on Viking's consolidated financial statements:

                                                                                                 JUNE 30       December 31
Consolidated Balance Sheet                                                                        2004             2003
                                                                                           -------------------------------
Property, Plant and Equipment, net of amortization                                               $14,987          $16,055
                                                                                           -------------------------------
Future Income Taxes                                                                              $  (597)         $  (582)
                                                                                           -------------------------------
Asset Retirement Obligation (formerly Provision for Site Restoration)                            $29,435          $28,708
                                                                                           -------------------------------
Accumulated Earnings (Deficit)                                                                   $13,851          $12,070
                                                                                           -------------------------------

                                                                       THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                            JUNE 30                       JUNE 30
                                                                ----------------------------------------------------------
Consolidated Statement of Income                                       2004          2003           2004             2003
--------------------------------------------------------------------------------------------------------------------------
Depletion, depreciation and accretion                                  $886          $224         $1,795             $598
--------------------------------------------------------------------------------------------------------------------------
Future income tax recovery                                             $ (7)        $(114)         $ (14)          $ (228)
--------------------------------------------------------------------------------------------------------------------------
Net Income for the period                                            $ (879)        $(110)      $ (1,781)          $ (370)
--------------------------------------------------------------------------------------------------------------------------

The adoption of this standard did not impact Viking's Cash Flow From Operations.

(B) FINANCIAL INSTRUMENTS THAT MAY BE SETTLED AT THE ISSUER'S OPTION IN CASH OR ITS OWN EQUITY

Effective June 2004, Viking retroactively adopted the revised Canadian accounting standard for "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This revised standard applies to Viking's 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") and requires such financial instruments be classified as a liability with the related interest expensed as incurred and issue costs amortized over the term of the 10.5% Convertible Debentures. In addition, a portion of the Convertible Debentures relating to its conversion feature is required to be classified as an equity component resulting in the carrying value of the Convertible Debentures being less than their face value. This discount will be accreted over the term of the Convertible Debentures utilizing the effective interest rate method and the 11% interest rate implicit in the Convertible Debentures. Upon conversion of the Convertible Debentures into Trust Units, the equity component of the Convertible Debentures is reclassified to Unitholders' Capital.

The changes resulting from implementing the revised standard are as follows:

                                                                                              JUNE 30       December 31
Consolidated Balance Sheet                                                                     2004            2003
                                                                                       -------------------------------
Deferred Charges, net of amortization                                                           $2,398         $2,734
                                                                                       -------------------------------
10.5% Convertible Unsecured Subordinated Debentures                                            $73,705        $73,625
                                                                                       -------------------------------
Equity Component of 10.5% Convertible Unsecured Subordinated Debentures                           $804           $804
                                                                                       -------------------------------
Unitholders' Capital                                                                         $ (70,915)     $ (70,915)
                                                                                       -------------------------------
Accumulated Earnings (Deficit)                                                               $ (12,594)      $ (8,299)
                                                                                       -------------------------------
Accumulated Distributions                                                                    $ (11,397)      $ (7,518)
                                                                                       -------------------------------

                                                                     THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                           JUNE 30                     JUNE 30
                                                             ---------------------------------------------------------
Consolidated Statement of Income                                      2004        2003            2004           2003
----------------------------------------------------------------------------------------------------------------------
Interest and financing charges                                     $ 2,146     $ 2,170         $ 4,295        $ 3,964
----------------------------------------------------------------------------------------------------------------------
Net Income for the period                                         $ (2,146)   $ (2,170)       $ (4,295)      $ (3,964)
----------------------------------------------------------------------------------------------------------------------

The adoption of this standard did not impact Viking's Cash Flow From Operations.

(C) FINANCIAL INSTRUMENTS

Effective January 1, 2004, Viking's adoption of Accounting Guideline 13 in its accounting of "Hedging Relationships" resulted in most of its commodity price contracts not qualifying for hedge accounting and as such, these contracts were adjusted to their market value as of January 1, 2004. Accordingly, Viking recorded a deferred gain of its commodity price contracts gain of $416,000 as at January 1, 2004 and has amortized $181,000 into income during the three month period ended June 30, 2004 and $210,000 since January 1, 2004. The deferred gain initially reported in Viking's interim consolidated financial statements for the three months ended March 31, 2004 has been reduced by $307,000 to properly reflect this change in accounting policy. At the end of June 30, 2004, the residual amount of this deferred gain on commodity price contracts totaled $206,000 and will be amortized to income over the remaining term of the contracts.

Prior to January 1, 2004, Viking recognized gains and losses from commodity price contracts in the same period as the respective contracts as an adjustment to its oil and gas sales revenue.

3.       PROPERTY, PLANT AND EQUIPMENT

                                                        JUNE 30      December 31
                                                          2004          2003
                                                     ---------------------------

Capitalized Oil and Natural Gas Expenditures            $952,808       $940,890
Accumulated Depletion and Depreciation                  (319,766)      (284,808)
Impairment recognized December 2003                     (130,000)      (130,000)
Initial Present Value of Estimated Future Asset
Retirement Expenditures                                   24,137         24,137
Accumulated Amortization of Future Asset
Retirement Expenditures                                   (9,150)        (8,082)
                                                     ---------------------------
                                                       $ 518,029       $542,137
                                                     ---------------------------

4.       COMMODITY PRICE RISK MANAGEMENT

Viking uses commodity price and foreign exchange contracts, as well as fixed sales contracts with customers, to manage its exposure to price fluctuations. In the three months ended June 30, 2004, the Trust realized a loss of $1,467,000 in the settlement of such contracts bringing its 2004 year-to-date realized losses to $2,466,000. In 2003, Viking reported the results of its commodity price contracting activity as an adjustment to oil and natural gas sales revenues with a loss of $2,372,000 reported for the three months ended June 30, 2003 and a loss of $9,960,000 for the first six months of 2003.

In 2004, Viking recognized an unrealized loss on its commodity price contracts of $993,000 during the first six months of the year and in 2003, was not required to recognize nor disclose such unrealized gains or losses.

At June 30, 2004, Viking's unsettled commodity price contracts had a mark-to-market deficiency of $630,000 the terms of which are as follows:

           COMMODITY               QUANTITY                      PERIOD                   PRICE/RATE
-----------------------------------------------------------------------------------------------------
Crude Oil - collar                500 bbl/d     July 1 - December 31/04      1st Floor $23.00 US/bbl
                                                                             2nd Floor $27.00 US/bbl
                                                                               Ceiling $30.05 US/bbl


Natural Gas - collar            1,896 Mcf/d      July 1 - October 31/04          1st Floor $5.28/Mcf
                                                                                 2nd Floor $6.33/Mcf
                                                                                   Ceiling $7.65/Mcf

Foreign Exchange - collar       US$13,500/d     July 1 - December 31/04            Floor $1.3072 CAD
                                                                                 Ceiling $1.3475 CAD

Power                        5 megawatts/hr     July 1 - December 31/04                   8.2 GJ/MWh
-----------------------------------------------------------------------------------------------------

5.       10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

On January 15, 2003, Viking issued $75 million of 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") for net proceeds of $71.6 million. The Convertible Debentures had an initial maturity date of April 30, 2003, which was extended to January 31, 2008 upon completion of the plan of arrangement to acquire Key West Energy Corporation.

The Convertible Debentures bear interest at 10.5% per annum, paid semi-annually on January 31 and July 31 of each year and are subordinated to substantially all other liabilities of Viking, including its credit facilities.

The Convertible Debentures are convertible at the option of the holder into Viking Trust Units at any time prior to January 31, 2008 at a conversion price of $7.25 per unit. The Convertible Debentures are not redeemable by Viking on or before January 31, 2006 but may be redeemed in whole or in part at the option of Viking at a price of $1,050 per Convertible Debenture after January 31, 2006 and prior to February 1, 2007 and at a price of $1,025 per Convertible Debenture thereafter until their maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

At the option of Viking, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by Viking will be calculated by dividing the principal by 95% of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation. At June 30, 2004, the fair market value of the Convertible Debentures was $80.6 million.

At the following summarizes the accounting for the principal amount of the Convertible Debentures since their issuance to June 30, 2004:

                                            DISCOUNTED      EQUITY
                                            OBLIGATION    COMPONENT     TOTAL
--------------------------------------------------------------------------------
                                              $ 74,188        $ 812    $ 75,000
Issued on January 15, 2003
--------------------------------------------------------------------------------
Conversion into Trust Units during 2003           (694)          (8)       (702)
--------------------------------------------------------------------------------
Accretion of Discount recognized in 2003           131            -         131
--------------------------------------------------------------------------------
Balance at December 31, 2003                    73,625          804      74,429
--------------------------------------------------------------------------------
Accretion of Discount recognized in 2004            80            -          80
--------------------------------------------------------------------------------
Balance at June 30, 2004                      $ 73,705        $ 804     $74,509
--------------------------------------------------------------------------------

6.       ASSET RETIREMENT OBLIGATION

Concurrent with its adoption of the change in accounting policy respecting its asset retirement obligation, Viking estimated the net present value of its total obligation as at December 31, 2003 to be $34,935,000 based on a future liability of $122,640,000, an 8.6% discount factor, an inflation factor of 1.5% per annum and an estimated expenditure profile with the majority of these costs incurred between 2018 and 2026 while extending over the next 56 years.

The following provides the details of Viking's Asset Retirement Obligations at June 30, 2004:

--------------------------------------------------------------------------------
Carrying Value, December 31, 2003                                       $34,935
Asset Retirement expenditures during first six months of 2004              (338)
Accretion of discount ($736,000 during three months ended
June 30, 2004)                                                            1,468
--------------------------------------------------------------------------------
Carrying Value, June 30, 2004                                           $36,065
================================================================================

7.       UNITHOLDERS' CAPITAL AUTHORIZED

Unlimited number of Trust Units
ISSUED                                               NO. OF  UNITS
--------------------------------------------------------------------------------
Balance, December 31, 2003                              96,858,885     $704,013
Units issued - internalization of the manager               31,858          180
Distribution reinvestment plan                             307,837        1,627
Employee options                                           129,000          729
Less:  issue costs                                               -          (13)
--------------------------------------------------------------------------------
Balance, March 31, 2004                                 97,327,580      706,536
--------------------------------------------------------------------------------
Units issued - internalization of the manager               40,782          240
Distribution reinvestment plan                             368,519        2,034
Employee options                                            35,157          186
Less:  issue costs                                               -         (161)
--------------------------------------------------------------------------------
Balance, June 30, 2004                                  97,772,038     $708,835
--------------------------------------------------------------------------------

8.       NON-CASH COMPENSATION

Viking uses the intrinsic value method to value its Trust Unit Options. For options issued subsequent to January 1, 2003, there was no non-cash compensation expense recorded in either the six months ended June 30, 2004 nor 2003 as no excess value existed for either period.

In respect of options issued after December 31, 2001 and prior to January 1, 2003, Viking's policy is to record the cash received from the exercise of options as proceeds in the equity accounts with the excess, if any, not reflected in the accounts. Had Viking applied the intrinsic method and recorded a non-cash compensation expense for these options, the pro forma compensation expense for the six months ended June 30, 2004 would have been $67,000 ($73,000 in 2003) and $33,000 for the three months ended June 30, 2004 ($42,000 in 2003). The intrinsic value was calculated based on the June 30, 2004 closing unit price of $5.67.

The options issued have 10-year term with expiry dates between 2009 and 2014. The weighted average remaining contract term of the options at June 30, 2004 is eight years. The exercise price of the options outstanding at June 30, 2004 ranges from $5.23 to $8.55 (before a reduction related to Viking's distributions). The number of Units and exercise prices of options are detailed in the table below:

                                             THREE MONTHS ENDED                        SIX MONTHS ENDED
                                                   JUNE 30                                 JUNE 30
                                        UNIT OPTIONS   WEIGHTED AVE         UNIT         WEIGHTED AVE
                                                       EXERCISE PRICE      OPTIONS      EXERCISE PRICE
---------------------------------------------------------------------------------------------------------
TOTAL OPTIONS OUTSTANDING
   Balance, beginning of period             3,155,850           $7.11      3,391,850               $7.22
   Granted                                     90,000          $ 5.75        200,000              $ 5.67
   Exercised                                  (35,000)          $6.75       (164,000)              $6.85
   Cancelled                                 (254,400)          $6.88       (471,400)              $7.47
                                        --------------                 --------------
   Balance, end of period                   2,956,450           $7.10      2,956,450               $7.10
                                        --------------                 --------------
Exercise Price "Ratchet Down"                                   (1.13)                             (1.13)
                                                       ---------------                -------------------
Adjusted Exercise Price                                        $ 5.97                             $ 5.97
                                                       ---------------                -------------------

                                        -----------------------------------------------------------------
TOTAL OPTIONS EXERCISABLE
   Balance, beginning of period             1,279,550           $6.30      1,394,450               $6.36
   Balance, end of period                   1,512,450           $6.11      1,512,450               $6.11

On June 9, 2004, the Viking Unitholders approved the adoption of the Unit Award Incentive Plan (the "Incentive Plan") which authorizes Viking to grant Restricted and Performance Unit Awards to employees, officers, directors and other service providers. The Incentive Plan consists of two types of Trust Unit awards - Restricted Awards and Performance Awards. Restricted Awards entitle holders to receive 50% of Trust Units awarded on the first anniversary of the grant and 50% on the second anniversary with the number of Trust Units adjusted for the value of the distributions from the time of the granting until the Trust Units are issued. Performance Awards entitle holders to all of the Trust Units on the second anniversary of the grant with the number of Trust Units adjusted in a similar manner as the Restricted Units plus a further upward or downward adjustment to reflect the percentile ranking of Viking's Total Unitholder Return, as defined, relative the Total Unitholder Return of comparable public oil and gas royalty trusts.

Along with the approval of its Unitholders, Viking has regulatory approval to reserve 3,860,000 Trust Units for issuance under the Incentive Plan and as of June 30, 2004, has granted 48,750 Restricted Awards and 48,750 Performance Awards.

9.       SUBSEQUENT EVENTS

On July 9, 2004, Viking issued 9.6 million Trust Units to a syndicate of underwriters at a price of $5.70 per Trust Unit for gross proceeds of $54.7 million. The net proceeds from this offering of $51.7 million was applied to the repayment of outstanding bank loans. Subsequent to this repayment, Viking's bank borrowings aggregated to approximately $67.8 million.

On July 17, 2004, Viking and its banking syndicate agreed to extend the Conversion Date of its credit facilities to June 16, 2005 and to reduce the Borrowing Base Limit to $170 million comprised of a $155 million syndicated revolving facility and a $15 million operating facility. There was no change to the credit facilities' cost of borrowing.

On July 22, 2004, Viking's Board of Directors approved the sale of certain oil and gas properties for gross proceeds of $15.8 million, subject to typical purchase price adjustments.

10.      COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the presentation adopted in the current year as well as for the changes in accounting policies described in note 2.






For further information contact:


John Zahary                                       Viking Energy Royalty Trust
President and CEO                                 Suite 400, 330-5th Avenue S.W.
                                                  Calgary, Alberta, T2P 0L4
Bob Fotheringham
Vice President, Finance and CFO                   Ph:  (403) 268-3175
                                                  Toll Free:  1-877-292-2527
Diane Phillips
Investor Relations                                Email: vikingin@viking-roy.com




    To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com